INTERSHOP ANNOUNCES REVISED EXPECTATIONS FOR THE SECOND HALF OF 2001

Hamburg, Germany, September 30, 2001 - Intershop Communications AG (Nasdaq:
ISHP; Neuer Markt: ISH), an established provider of e-business software applications, today announced revised expectations for the second half of 2001.

Continued global macro-economic weakness and low corporate spending on IT has caused Intershop to revise its revenue forecast for FY 2001 to approximately 80 million euros.

In order to reach its stated goal of EBITDA breakeven in the fourth quarter of 2001, the Company has significantly reduced the future cost base with a 25% headcount reduction to 790 employees, as well as a cost reduction in other areas, including worldwide office space. These restructuring measures will result in approximately 22 million euros of one-time charges in the third quarter of 2001. For the fourth quarter of 2001, the Company now expects total cost to be less than half of the comparable quarter of the previous year.

In the third quarter, Intershop generated lower than expected revenues in a difficult market environment, but again significantly reduced its operating expenses (excluding one-time charges) as well as cash usage, which was 12.6 million euros, down from 20.2 million euros in the second quarter of 2001. The company ended the quarter with a cash position of 43 million euros, including restricted cash. Intershop expects cash usage to decline further in the fourth quarter as a result of the restructuring program.

Full financial results for the third quarter of 2001 will be reported on October 31, 2001.


INVESTOR RELATIONS:
Klaus F. Gruendel
T: +49-40-23709-128
F: +49-40-23709-111
k.gruendel@intershop.com
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PRESS:
Heiner Schaumann
T: +49-3641-50-1125
F: +49-3641-50-1002
h.schaumann@intershop.de
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ABOUT INTERSHOP

Intershop Communications AG (Nasdaq: ISHP; Neuer Markt: ISH) is an established provider of enterprise e-business solutions. Intershop's standard e-business software Enfinity enables corporations to optimize their business processes, to cut operational costs and to increase their sales efficiency. Enfinity has consistently received high marks from industry analysts. Intershop has partnered with leading consulting companies and system integrators around the world to offer complete industry-specific solutions. Intershop's customer base includes some of the world's largest enterprises. The company was founded in 1992 and can be found at http://www.intershop.com.
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This news release may contain forward-looking statements regarding future events or the future financial and operational performance of Intershop. Actual events or performance may differ materially from those contained or implied in such forward-looking statements. Risks and


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uncertainties that could lead to such difference could include, among other things: Intershop's limited operating history, the unpredictability of future revenues and expenses and potential fluctuations in revenues and operating results, consumer trends, the level of competition, seasonality, the timing and success of international expansion efforts, risks related to electronic security, possible governmental regulation, and the ability to manage a rapidly growing business. Additional information regarding factors that potentially could affect Intershop's business, financial condition and operating results is included in Intershop's filings with the Securities and Exchange Commission, including that in the company's Form 20-F dated July 2, 2001.











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